SUPPLEMENT TO
CONFIDENTIAL OFFERING CIRCULAR AND CONSENT SOLICITATION STATEMENT

Energy XXI Gulf Coast, Inc.

Has Amended Its
Offer to Exchange Newly Issued 16% Second Lien Junior Secured Notes due 2014
for up to the Maximum Acceptance Amount of Outstanding 10% Senior Notes due 2013 and
Solicitation of Consents to Amendments to the Indenture

Expiration Date:  Midnight, New York City time, on October 2, 2009, unless extended.
Early Tender Date:  5:00 p.m., New York City time, on September 18, 2009, unless extended.
Withdrawal Deadline:  5:00 p.m., New York City time, on September 18, 2009, unless extended.

Energy XXI Gulf Coast, Inc. (the “Company”) has made certain amendments to its previously announced exchange offer and consent solicitation in respect of its 10% Senior Notes due 2013 (the “Senior Notes”), pursuant to its confidential offering circular and consent solicitation statement dated September 4, 2009 (the “Offering Circular”) and the accompanying letter of transmittal and consent (together with the Offering Circular, the “Offering Documents”).

The Company commenced an offer to exchange up to $360 million principal amount (the “Maximum Acceptance Amount”) outstanding Senior Notes properly tendered (and not validly withdrawn) and accepted by the Company for its newly issued 16% Second Lien Junior Secured Notes due 2014 (the “Second Lien Notes”), subject to proration and reduction, depending on the aggregate principal amount of Second Lien Notes sold in a concurrent private placement.  In conjunction with the exchange offer, the Company also commenced soliciting consents from holders of the Senior Notes to certain proposed amendments (the “Proposed Amendments”) to the indenture under which the Senior Notes were issued, which, if effected, would modify certain of the restrictive covenants in that indenture in order to permit the issuance of the Second Lien Notes.

The Company is amending the terms of the exchange offer by decreasing the Maximum Acceptance Amount from $360.0 million to $347.5 million.  Accordingly, the Company is offering to purchase only up to $347.5 million aggregate principal amount of its Senior Notes, upon the terms and subject to the conditions set forth in the Offering Documents, as amended as set for in this Supplement.

The Withdrawal Date applicable to the exchange offer was 5:00 p.m., New York City Time, on Friday, September 18, 2009.  Consequently, holders who have tendered and not withdrawn their Senior Notes prior to that time are not entitled to withdraw their Senior Notes, and similarly, holders of Senior Notes who tender their Senior Notes after the Withdrawal Date, but on or prior to the Expiration Date, may not withdraw their tendered Senior Notes.  The exchange offer and consent solicitation will continue to expire at 12:00 midnight, New York City time on October 2, 2009, unless extended or earlier terminated by the Company.

The Company has been advised by the exchange agent for the exchange offer that, as of 5:00 p.m., New York City time, on September 18, 2009, $574.5 million principal amount of Senior Notes had been tendered and not withdrawn.  In addition, the Company has entered into a purchase agreement, subject to certain conditions to closing, with a limited number of qualified institutional investors and accredited investors for the private placement of an aggregate $60.0 million principal amount of Series B Second Lien Notes and the issuance of 13,224,720 shares of common stock of Energy XXI (Bermuda) Limited.  The Company has also entered into an amendment to its existing Amended and Restated First Lien Credit Agreement relating to the consummation of the exchange offer and concurrent private placement.

In connection with amending the terms of the exchange offer, the following table sets forth as of June 30, 2009:

•	the Parent’s cash and cash equivalents;

•	the Parent’s actual capitalization; and

•
the Parent’s capitalization as adjusted to give effect to the consummation of the exchange offer and as further adjusted to give effect to the consummation of the concurrent private placement, assuming $347.5 million aggregate principal amount of Senior Notes is tendered in the exchange offer and $60.0 million principal amount of Series B Second Lien Notes is sold and 13,224,720 shares of the Parent’s Common Stock are issued in the private placement.

This table should be read in conjunction with the Parent’s consolidated financial statements and the related notes thereto and the other financial information included and incorporated by reference in the Offering Circular.

	Actual		As Adjusted
	(in millions)
Cash and cash equivalents	$88.9		$102.2	(2)
Debt:
First Lien Revolving Credit Facility	234.5		193.5	(3)
Second Lien Notes	—		401.1	(4)
Senior Notes	624.0	(1)	276.5	(4)
Other	0.2		0.2
Total debt, less current maturities	$858.7		$871.3
Stockholders’ Equity
Preferred Stock, $0.01 par value, 2,500,000 shares authorized and no shares issued at June 30, 2009	—		—
Common Stock, $0.001 par value, 400,000,000 shares authorized, 146,415,258 shares issued and 145,750,584 shares outstanding at June 30, 2009; 158,975,304 shares outstanding as further adjusted for the private placement	0.2		0.2
Additional paid in capital	$604.7		611.2
Retained earnings (deficit)	(515.9)		(491.8)
Accumulated other comprehensive income	38.5		38.5
Total stockholders’ equity	$127.5		$158.1	(5)
Total capitalization	$986.2		$1,029.4
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(1)
Does not include $126.0 million aggregate principal amount of Senior Notes owned by the Company that will be delivered for cancellation concurrently with the closing of the exchange offer.  The aggregate amount of Senior Notes deemed outstanding under the Senior Notes Indenture for the purpose of determining whether the Requisite Consents have been received also excludes $2.3 million principal amount held by certain affiliates of the Company.

(2)
Reflects an estimated $3.6 million of transaction expenses related to the exchange offer and a further $2.2 million of fees paid to banks party to the Credit Agreement.  In addition, $41.0 million of existing cash will be utilized to reduce amounts outstanding under our Credit Agreement.

(3)	Reflects $41.0 million in payments made to reduce borrowings under the Credit Agreement.

(4)
Reflects the issuance of $60.0 million amount of Series B Second Lien Notes, net of the original issue discount of $6.4 million related to the value of 13,224,720 million shares issued in the private placement, assuming a price of $1.75 per share.  The amount allocated to common stock was based upon the relative fair market value of the Series B Second Lien Notes and the common stock.

(5)
Reflects the issuance of 13,224,720 million shares. The amount allocated to the common stock ($6.4 million) represents the relative fair value of the common stock versus the Series B Second Lien Notes.

Investing in the Series A Second Lien Notes involves risks.  See “Risk Factors” beginning on page 13 of the Offering Circular.

The exchange offer and the issuance of the Series A Second Lien Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).  The exchange offer is being made, and the Series A Second Lien Notes are being offered and issued in reliance on Section 3(a)(9) of the Securities Act.

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Completion of the exchange offer and the consent solicitation is subject to the satisfaction or waiver of a number of conditions as set forth in this Offering Circular, including the Minimum Tender Condition, the Supplemental Indenture, the Private Placement Condition and the Bank Condition.  See “Conditions of the Exchange Offer and the Consent Solicitation” beginning on page 42 of the Offering Circular.  We have the right to terminate or withdraw the exchange offer and the consent solicitation at any time and for any reason, including if any of the conditions described under “Conditions of the Exchange Offer and the Consent Solicitation” in the Offering Circular are not satisfied.

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The date of this Supplement to Confidential Offering Circular is September 21, 2009.